UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40677

PLUM ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

2600 - 1066 West Hastings Street

Vancouver, British Columbia V6E 3X1

+1 (929) 529-7125

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an ☒ in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	Effective as of August 13, 2026, Plum Acquisition Corp. III, a corporation formed under the Laws of the Province of British Columbia (“Plum”), Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of Plum (“Amalco”), Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“PubCo”), and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“TRC”), consummated the previously announced business combination (the “Business Combination”). As part of the Business Combination transactions, (i) Plum amalgamated with PubCo (the “Plum Amalgamation”) to form one corporate entity, with PubCo surviving the Plum Amalgamation, and (ii) immediately following the Plum Amalgamation, TRC and Amalco amalgamated (the “TRC Amalgamation”) to form one corporate entity with TRC surviving the TRC Amalgamation as a direct, wholly owned subsidiary of PubCo. This Form 15 relates solely to the reporting obligations of Plum under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not affect the reporting obligations of PubCo under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PLUM ACQUISITION CORP. III

Date: August 14, 2026	By:	/s/ Kanishka Roy
	Name:	Kanishka Roy
	Title:	President, Chief Executive Officer and Chairman